VIA EDGAR

May 12, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Re:	Acceleration Request for Phoenix Energy One, LLC

Registration Statement on Form S-1 (File No. 333-282862)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the broker/dealer of record hereby join in the request of Phoenix Energy One, LLC (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 5:15 p.m., Eastern Time, on May 14, 2025, or as soon as practicable thereafter, or at such later time as the Company or its outside counsel, Latham &Watkins LLP, may request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as broker/dealer of record, will take reasonable steps to secure adequate distribution of the preliminary prospectus to prospective underwriters, dealers, institutional investors, and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as the broker/dealer of record, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

DALMORE GROUP, LLC

By:	/s/ Oscar Seidel
Name: Oscar Seidel
Title: CEO

[Broker/Dealer of Record Acceleration Request]